TASEKO MINES LIMITED
RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
For the three and six months ended June 30, 2010 and 2009
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

The interim consolidated financial statements of Taseko Mines Limited (the “Company”) as at June 30, 2010, and for the three and six month periods ended June 30, 2010 and 2009 have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for interim financial reporting. Such principles differ in certain respects from those applicable in the United States (“US GAAP”). For information on material differences between Canadian GAAP and US GAAP, reference should be made to the discussion of the principal differences between the Company’s financial results determined under Canadian GAAP and under US GAAP that is contained in the supplementary note to the Company’s audited consolidated financial statements entitled “Reconciliation with United States Generally Accepted Accounting Principles” for the year ended December 31, 2009, the fifteen months ended December 31, 2008 and the year ended September 30, 2007.

The financial information presented in the interim consolidated financial statements and in this reconciliation to US GAAP is unaudited. However, in the opinion of management such information reflects all adjustments, consisting solely of normal recurring adjustments, which are necessary to a fair statement of the results for the interim periods presented.

	3 months	3 months	6 months	6 months
	ended June	ended June	ended June	ended June
	30,	30,	30,	30,
Consolidated Statements of Operations	2010	2009	2010	2009

Earnings for the period under Canadian GAAP	$45,440	$11,405	$121,889	$14,913
Adjustments under US GAAP

Interest accretion on convertible debt (a)	-	(582)	-	(827)

Amortization of deferred financing costs (a)	-	(117)	-	(234)

Foreign exchange gain (loss) on convertible debt (a)	-	51	-	(26)
Reduction of gain on convertible bond repurchase (a)	-	-	-	(194)

Additional gain recognized on Joint Venture (b)	-	-	292,146	-
Additional future income taxes related to gain (b)	-	-	(73,036)	-

Additional depreciation and depletion (b)	(1,681)	-	(1,681)	-
Tax effect of additional depreciation and depletion (b)	420	-	420	-

Earnings for the period under US GAAP	$44,179	$10,757	$339,738	$13,632

Other comprehensive income (loss) under Canadian and US GAAP – no differences	(1,230)	3,327	(1,515)	4,856

Total comprehensive income under US GAAP	$42,949	$14,084	$338,223	$18,488

TASEKO MINES LIMITED
RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
For the three and six months ended June 30, 2010 and 2009
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

Earnings per Share

Earnings per share for the period under US GAAP	$0.24	$0.06	$1.83	$0.08

Diluted earnings per share for the period under US GAAP	$0.23	$0.06	$1.77	$0.08
Weighted average number of common shares outstanding (in thousands)

Basic	186,352	174,377	185,251	163,841

Diluted	192,785	179,822	191,684	169,285

	As at	As at
Consolidated Balance Sheets	June 30,	December 31,
	2010	2009
Total assets under Canadian GAAP	$600,705	$535,095
Adjustments under US GAAP
Fair value adjustment to mineral property interests, plant and equipment, net of depreciation (b)	290,465	-
Total assets under US GAAP	$891,170	$535,095

Total liabilities under Canadian GAAP	$165,983	$238,402
Adjustments under US GAAP
Additional future income tax liabilities recognized (b)	72,616	-
Total liabilities under US GAAP	$238,599	$238,402

Total shareholders' equity under Canadian GAAP	$434,722	$296,693
Adjustments under US GAAP
Convertible debenture presented as debt (a)	-	1,628
Deferred financing costs presented as asset (a)	-	312
Current year income statement adjustments under US GAAP	217,849	(1,940)

Total shareholders' equity under US GAAP	$652,571	$296,693

There are no material differences between Canadian GAAP and US GAAP to total operating, investing or financing cash flows in the consolidated statements of cash flows.

TASEKO MINES LIMITED
RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
For the three and six months ended June 30, 2010 and 2009
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

The significant measurement differences listed in the US GAAP Reconciliations are as follows:

(a)	Convertible debt

Pursuant to Canadian GAAP, the Company’s convertible instruments require the bifurcation of their equity and debt components whereas under US GAAP, there would be no requirement to bifurcate the instrument. Therefore, under US GAAP, all of the value would be attributed to the debt component.

Under Canadian GAAP, the accretion of the residual carrying value of the convertible instrument to the face value of the convertible instrument over the life of the instrument is charged to operations. Under US GAAP, no such accretion would be required.

Under US GAAP, effective on January 1, 2009 (“Effective Date”), a convertible instrument’s underlying unit (“conversion feature”) is not considered to be indexed to the Company’s own shares if it is denominated in a currency other than the Company’s functional currency. If the conversion feature is considered not to be indexed to the Company’s shares, it must be separated from the host contract and accounted for as a derivative instrument under the new guidance.

Since the US$30,000 Convertible Bond’s (the “Bonds”) conversion share price was stated in US dollars and the Company’s functional currency is the Canadian dollar, the Company separated and accounted for the conversion feature as a separate derivative instrument to comply with the new guidance.

As a result, the Company has determined the value of the derivative liability related to the conversion feature and the revised value of the debt under US GAAP as at the Effective Date. The guidance requires retrospective application without restatement. Therefore, a cumulative adjustment has been recorded to opening deficit to reflect the impact of the adoption of this guidance on prior period earnings. The amounts recognized in the consolidated balance sheet under US GAAP are determined based on the amounts that would have been recognized if the guidance had been applied from August 29, 2006, the original issuance date of the Bonds (the “Issuance Date”). Accordingly, the following cumulative adjustments were recorded as at the Effective Date for US GAAP purposes:

  the fair value of the conversion feature in the amount of $21 was bifurcated from the Bonds and reflected as a derivative liability;

  a net $1,649 decrease to the Bonds to reflect the reduced carrying value of the Bonds under US GAAP; and

  a cumulative adjustment to reduce opening deficit by $1,628.

During the three-month period ended June 30, 2009, US$7,500 of the Bonds were repurchased. Under Canadian GAAP, the Company allocated the consideration paid on the extinguishment of the Bonds to the liability and equity elements of the security based on their relative fair values at the date of the transaction. A gain of $682 which was attributed to the liability portion was recorded in the Company’s statement of operations as a result of the convertible bond redemptions. A gain of $524 which was attributed to the equity portion was recorded in contributed surplus as a result of the convertible bond redemptions.

TASEKO MINES LIMITED
RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
For the three and six months ended June 30, 2010 and 2009
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

For US GAAP purposes, the Company reversed $194 of the total gain on settlement of the Bonds and the derivative liability related to the conversion feature. In addition, the Company recognized a foreign exchange gain of $51 and $26 for the three and six months ended June 30, 2009 respectively on the repurchase of the Bonds under US GAAP.

Accretion expense of $538 and $1,104 were recorded under Canadian GAAP for the three and six months ended June 30, 2009, respectively. An additional $582 and $827 in accretion expense was recognized for the three and six months ended June 30, 2009 respectively under US GAAP.

Under US GAAP, deferred financing costs are separately disclosed as an asset, whereas under Canadian GAAP, effective October 1, 2006, such costs are netted against the associated debt. Accordingly, amortization of deferred financing costs of $117 and $234 were recorded for the three and six months ended June 30, 2009 respectively under US GAAP.

(b)	Gibraltar Joint Venture

During the period, the Company entered into a joint venture over the Gibraltar mine as disclosed in note 4 to the unaudited interim consolidated financial statements as at June 30, 2010 and for the three and six month periods then ended. Under US GAAP, the disposition of the controlling financial interest in the group of assets that comprises the net assets contributed to the joint venture are accounted for as a disposition at fair value in accordance with ASU 2010-02, Consolidation (Topic 810): Accounting and Reporting for Decreases in Ownership of a Subsidiary—a Scope Clarification. Under this guidance, the Company’s gain on disposition of its controlling financial interest is calculated as the difference between the fair value of the consideration received, including the fair value of the retained non-controlling 75% interest in the Gibraltar Joint Venture, and the carrying value of the net interest deemed to have been disposed on the Effective Date. Accordingly, under US GAAP the full gain of $389,528 has been recognized on contribution to the Joint Venture resulting in a net increase of $292,146 to the gain recognized under Canadian GAAP of $97,382. The Company has recorded additional income taxes of $73,036 under US GAAP relating to the additional gain recognized under US GAAP. The preliminary allocation of the fair value resulted in an adjustment to the Company’s 75% interest in mineral property interests, plant and equipment of $292,146 as at the Effective Date. The fair values allocated to the underlying assets and liabilities of the Company’s 75% interest in the Gibraltar Joint Venture as at June 30, 2010 are preliminary and subject to adjustment based on further information to be acquired. The analysis is expected to be completed in fiscal 2010.

Summarized information in respect of the Company’s 75% interest in the Joint Venture that has been proportionately consolidated by the Company is included in note 4 to the unaudited interim consolidated financial statements as at June 30, 2010 and for the three and six month periods then ended, except that:

(i)	the carrying value of the mineral property interest and total assets is increased by $290,465;

(ii)
additional depreciation and depletion under US GAAP relating to the Company’s 75% interest in the Joint Venture’s mineral property interests, plant and equipment for the three and six months ended June 30, 2010 is $1,681 offset by $420 in income tax expense; and

TASEKO MINES LIMITED
RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
For the three and six months ended June 30, 2010 and 2009
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

(iii)
included in the Company’s statement of operations under US GAAP for the three months ended June 30, 2010 are the Company’s 75% interest in the Joint Venture’s gross profit, net income and total comprehensive income of $14,039, $227,583 and $227,678 respectively.

There are no material differences between Canadian GAAP and US GAAP in respect of the Company’s 75% interest in the Joint Venture’s cash flows from operating activities, investing activities and financing activities.

(c)	Current assets

Balance Sheets

For Canadian GAAP purposes, the Company combines all accounts receivables on the consolidated balance sheets. The form and content of financial statements as presented in Regulation S-X, Rule 5-02 requires segregation of current assets based on their nature and materiality. The information with respect to receivables as required by US GAAP at June 30, 2010 and December 31, 2009 is as follows:

	June 30, 2010	December 31, 2009

Trade receivables	$20,926	$10,802
GST receivables	2,954	1,378
Other receivables	802	325
Total accounts receivable	$24,682	$12,505

Statements of Cash Flows

Cash flows from receivables are included in aggregate in the consolidated statement of cash flows as a component of changes in operating working capital. The detailed cash flows are as follows:

	Three months	Three months	Six months	Six months
	ended June	ended June	ended June	ended June
	30, 2010	30, 2009	30, 2010	30, 2009
Decrease (increase) in trade receivables	$(8,781)	$(1,406)	$(10,124)	$(6,198)
Decrease (increase) in GST receivable	(2,845)	(240)	(1,576)	182
Decrease (increase) in other receivables	2,365	885	(476)	2,680
Total decrease (increase) in accounts
receivable	$(9,261)	$(761)	$(12,176)	$(3,336)

TASEKO MINES LIMITED
RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
For the three and six months ended June 30, 2010 and 2009
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

(d)	Current Liabilities

Balance Sheets

For Canadian GAAP purposes, the Company combines accounts payable and accrued liabilities on the consolidated balance sheets. The form and content of financial statements as presented in Regulation S-X, Rule 5-02 requires segregation of payables and other current liabilities based on their nature and materiality. The information with respect to current payables and accrued current liabilities as required by US GAAP at June 30, 2010 and December 31, 2009 is as follows:

	June 30, 2010	December 31, 2009

Trade payables	$4,522	$5,008
Accrued liabilities	8,946	7,685
Payroll liabilities	1,721	2,034
Other payables	136	94
Total accounts payable and accrued liabilities	$15,325	$14,821

Statements of Cash Flows

Cash flows from accounts payables and accrued liabilities are included in aggregate in the consolidated statement of cash flows as a component of changes in operating working capital. The detailed cash flows are as follows:

	Three months	Three months	Six months	Six months
	ended June	ended June	ended June	ended June
	30, 2010	30, 2009	30, 2010	30, 2009
Increase (decrease) in concentrate payable	$-	$(20,342)	$-	$(18,260)
Increase (decrease) in trade payables	(1,202)	421	(486)	(8,812)
Increase (decrease) in accrued liabilities	(2,427)	(7,087)	1,261	(9,126)
Increase (decrease) in payroll liabilities	(661)	58	(313)	(1,352)
Increase (decrease) in other payables	(266)	59	42	76
Total increase (decrease) in accounts payable and accrued liabilities	$(4,556)	$(26,891)	$504	$(37,474)

(e)	Fair Value Hierarchy

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

  Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

  Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

  Level 3 – Inputs that are not based on observable market data.

TASEKO MINES LIMITED
RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
For the three and six months ended June 30, 2010 and 2009
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

The following table illustrates the classification of the Company’s financial instruments recorded at fair value within the fair value hierarchy as at June 30, 2010:

	Financial assets at fair value
	Level 1	Level 2	Level 3	June 30,	December 31,
				2010	2009
Cash and equivalents	$175,147	$-	$-	$175,147	$35,082
Restricted cash	2,662	-	-	2,662	3,153
Asset under derivative instrument	-	626	-	626	-
Held for trading	177,809	626	-	178,435	38,235

Marketable securities and investments	11,940	-	-	11,940	11,856
Reclamation deposits	22,728	-	-	22,728	29,421
Available for sale financial assets	34,668	-	-	34,668	41,277

Total financial assets at fair value	$212,477	$626	$-	$213,103	$79,512

	Financial liabilities at fair value
	Level 1		Level 2	Level 3	June 30,	December 31,
					2010	2009

Liability under derivative financial instruments	$-	$	- $	-	$-	$18,935

(f)	Site Closure and Reclamation Obligation

The estimated amount of the reclamation costs, adjusted for estimated inflation at 2.5% per year, in 2032 dollars, as at June 30, 2010 was $90,000 (2009 - $90,000) and is expected to be spent over a period of approximately three years beginning in 2032. The credit-adjusted risk free rates at which the estimated future cash flows have been discounted are 7.1% to 10%.

(g)	Earnings per Share

The following table sets forth the computation of diluted earnings per share:

TASEKO MINES LIMITED
RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
For the three and six months ended June 30, 2010 and 2009
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

	Three Months Ended		Six Months Ended
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
Earnings available to common shareholders	$44,179	$10,757	$339,738	$13,632

Basic weighted-average number of shares outstanding (in 000’s)	186,352	174,377	185,251	163,841
Effect of dilutive securities (in 000’s):
Stock options	3,769	2,781	3,769	2,781
Tracking preferred shares	2,664	2,664	2,664	2,664
Diluted weighted-average number of shares outstanding (in 000’s)	192,785	179,822	191,684	169,286

Earnings per share

Basic	$0.24	$0.06	$1.83	$0.08
Diluted	$0.23	$0.06	$1.77	$0.08

(h)	Recently Adopted US GAAP Accounting Pronouncements

(i)	Measuring Fair Value of Liabilities

In August 2009, FASB issued a new standard related to measuring fair values of liabilities, which is effective prospectively in the Company’s 2010 fiscal year. The new standard requires that the fair value of liabilities be measured under the assumption that the liability is transferred to a market participant. It provides further clarification that the fair value measurement of a liability should assume transfer to a market participant as of the measurement date without settlement with the counterparty. Therefore, the fair value of the liability shall reflect non-performance risk, including but not limited to a reporting entity’s own credit risk.

The adoption of the new standard did not have a material effect on the Company’s consolidated results of operations, cash flows or financial position.

(ii)	Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities

In December 2008, FASB issued guidance for the purpose of improving the transparency of transfers of financial assets and an enterprise’s involvement with variable interest entities (“VIEs”), including qualifying special-purpose entities (“QSPEs”). The impact on the Company’s financial reporting requirements is limited to the new VIE disclosures.

These statements eliminate the concept of a qualifying special-purpose entity, establish new criteria for the consolidation of VIEs, and create more stringent conditions for the treatment of transfers of financial assets. The statements are significant for entities that have interests in potential VIEs or engage in transfers of financial assets.

Additional disclosure requirements are intended to assist financial statement users in understanding the significant judgments and assumptions made in determining whether a company must consolidate and/or disclose information about its involvement with a VIE.

TASEKO MINES LIMITED
RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
For the three and six months ended June 30, 2010 and 2009
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

The statements are effective for the Company’s 2010 fiscal year, and for subsequent interim and annual reporting periods. The adoption of the new standard did not have a material effect on the Company’s consolidated results of operations, cash flows or financial position since the Company has determined that it is not the primary beneficiary of certain variable interest entities in which the Company holds a variable interest. Therefore, it is not required to consolidate any of such entities.

(i)	Future US GAAP Accounting Policy Changes

The Company has not identified any changes in US GAAP that may have a significant impact on the Company’s future financial statements. With the transition to reporting under IFRS in 2011, new US GAAP pronouncements effective from 2011 onwards will not impact the remaining periods of 2010 for which we will prepare US GAAP based financial statements.